UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

(Amendment No. 6)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934.

Romeo Power, Inc.

(Name of Subject Company)

J Purchaser Corp.

(Offeror)

Nikola Corporation

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value, $0.0001 per share

(Title of Class of Securities)

776153108

(CUSIP Number of Class of Securities)

Britton M. Worthen, Esq.

Chief Legal Officer

Nikola Corporation

4141 E Broadway Road

Phoenix, AZ 85040

(480) 666-1038

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Stanley F. Pierson

Gabriella A. Lombardi

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

Tel: (650) 233-4500

Fax: (650) 233-4545

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the U.S. Securities and Exchange Commission on August 29, 2022, as amended on August 30, 2022, September 13, 2022, September 20, 2022, September 23, 2022, and September 27, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by Nikola Corporation, a Delaware corporation (“Nikola”), and J Purchaser Corp., a Delaware corporation and a wholly owned subsidiary of Nikola (the “Offeror”) relating to the offer by Offeror to exchange each outstanding share of common stock of Romeo Power, Inc., a Delaware corporation (“Romeo”), par value $0.0001 per share (“Romeo Common Stock”) for 0.1186 of a share of common stock, $0.0001 par value per share, of Nikola (“Nikola Common Stock”). Nikola has filed with the SEC a Registration Statement on Form S-4 dated August 29, 2022 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement on Form S-4 dated September 27, 2022 (“Amendment No. 1 to the Registration Statement”), relating to the offer and sale of shares of Nikola Common Stock to be issued to holders of shares of Romeo common stock validly tendered and not validly withdrawn in the Offer. The terms and conditions of the Offer are set forth in the prospectus/offer to exchange, which is a part of Amendment No. 1 to the Registration Statement, and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Schedule TO. Pursuant to General Instruction F to Schedule TO, the information contained in the prospectus/offer to exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Nikola or the Offeror, is hereby expressly incorporated into the Schedule TO by reference in response to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the prospectus/offer to exchange. This Amendment is being filed to amend and supplement the Schedule TO to the extent specifically provided for herein. The Agreement and Plan of Merger and Reorganization, dated as of July 30, 2022, by and among Nikola, the Offeror and Romeo (the “merger agreement”), a copy of which is attached as Exhibit (d)(1) to the Schedule TO, is incorporated into the Schedule TO by reference.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(J)*	Press Release issued by Nikola Corporation on October 3, 2022

107*	Filing Fee Table

*	Filed herewith

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2022

J PURCHASER CORP.

By:	/s/ Mark A. Russell
Name:	Mark A. Russell
Title:	President and Chief Executive Officer

NIKOLA CORPORATION

By:	/s/ Mark A. Russell
Name:	Mark A. Russell
Title:	Chief Executive Officer